



Jesse Nunez · 3rd

CEO and Founder at Elite Amateur Fight League INC. "MMA's Final Four"

Chicago, Illinois, United States · **Contact info**

500+ connections

 **Elite Amateur Fight League LLC**

 **United States Marine Corps Institute**

Experience



Owner
Elite Amateur Fight League LLC · Full-time
May 2014 – Present · 7 yrs 5 mos
Griffith Indiana

President of Business Operations,
Business Strategy, Business Development, Brand Development, Sales, Social Media Manager, Executive Producer.

 SEASON 4 COMING IN 2020 - The Best...

 CA vs AZ Teaser



Owner
Aztech Audio Video & Communication Inc.
2000 – Present · 21 yrs

Owner Operator of an Audio/Visual integration, support, and multi-media production and conference services business.

Practices: ...see more



Creator, Executive Producer,Director, Host
The Man Card Crew
Oct 2010 – Present · 11 yrs
Griffith Indiana

Creator, Executive Producer, Director and Host of a Chicago based home improvement show geared towards an Alpha Male demographic.

Practices: ...see more

 The Man Card Crew "YouTube Channel"



Creator, Executive Producer, Director and Host
Fighter 1st. MMA WEB Show
Nov 2013 – Sep 2014 · 11 mos
Griffith IN

Creator, Executive Producer, Director and Host of a Chicago based home improvement show geared towards an Alpha Male demographic.

Practices: ...see more



AV Support
Aztech Audio Video & Communication (Northern Trust Contracted Position)
1999 – 2010 · 11 yrs
Chicago IL

Live Meeting Production, World Wide Audio Visual Meeting Setup & Maintenance, Cross Platform Audio Visual, Video Conferencing and Web Meeting Platform Specialist,Brand Representative.

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Education



United States Marine Corps Institute
Marine Combat Training, School of Infantry, Marine Security Forces School, Marine Security Guard, Fundamentals of Marine Corps Leadership, Combat Development, Physical Training

Management,, Techniques in Military Instruction, Anti-Terrorism, Maritime Navigation Course
1992 – 1996

Corporal Leadership Course Graduate, Non Commissioned Officers Training Course Graduate.

Served in an elite security forces unit and excelled as a leader. Obtained an interim Top
Secrete security clearance and Certificate of Commendation while serving as a Corporal of
the guard during the S.T.A.R.T. treaty of 1993-94. Promoted to the rank of Corporal USMC.



Mt. Carmel H.S. Chicago
High School Graduate
1989 – 1992
Activities and Societies: Member of the 1990 & 1991 IL State Football Champion Mt. Carmel
Caravan.